Exhibit 99.1

Amdocs Limited Reports Fourth Quarter Fiscal 2025 Results & Full Year Fiscal 2025 Results

Fiscal 2025 Revenue of $4.53 Billion, down 9.4% YoY as Reported and up 3.1% YoY in Pro Forma(1) Constant Currency(2)

Successfully Achieved Accelerated Profitability Improvement Targets

Strong Sales Momentum & 12-Month Backlog of $4.19 Billion, up 3.2% YoY

Initiates Fiscal 2026 Outlook:

Expects Fiscal 2026 Revenue Outlook of 1.7%-5.7% YoY as Reported and 1.0%-5.0% YoY in Constant Currency(2)

Increasing GenAI Investment to Unlock & Accelerate New Growth Opportunities

Board Approves 8% Increase of Quarterly Cash Dividend(4)

Full Year Fiscal 2025 Highlights

(All comparisons are against the prior year)

•	Revenue of $4,533 million, down 9.4% as reported due to the phase out of certain business activities, and up 3.1% in pro forma(1) constant currency(2)

•	Record managed services revenue of $2,996 million, equivalent to approximately 66% of total revenue

•	GAAP diluted EPS of $5.05, up 18.8% including a restructuring charge of 65 cents per share, without which GAAP diluted EPS would have been above the guidance range of 31.5%-33.5%

•	Non-GAAP diluted EPS of $6.99, up 8.5% and at the midpoint of the 8.0%-9.0% guidance range

•

Free cash flow(5) of $645 million, comprised of cash flow from operations of $749 million, less $104 million in net capital expenditures and other; excluding $90 million of restructuring payments which were not included in the full year free cash flow(5) guidance of $710 million to $730 million, free cash flow would have been $735 million

(1)

For comparison purposes, pro forma adjusts fourth quarter fiscal year 2024 revenue by approximately $150 million and the full fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

(2)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(3)	Expected total shareholder return assumes midpoint of fiscal year 2026 non-GAAP EPS growth outlook, plus dividend yield
(4)	Subject to shareholder approval at January 2026 annual meeting
(5)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

•	Repurchased $551 million of ordinary shares during the fiscal year

•	Twelve-month backlog of $4.19 billion up 3.2% as compared to last year’s fourth fiscal quarter, and up approximately $40 million sequentially

Fourth Quarter Fiscal 2025 Highlights

(All comparisons are against the prior year)

•

Revenue of $1,150 million, down 9.0% as reported due to the phase out of certain business activities, and up 2.8% in pro forma(1) constant currency(2); revenue was above the midpoint of the $1,125-$1,165 million guidance range with no impact from foreign currency movements compared to our guidance assumptions

•	Managed services revenue of $748 million, equivalent to approximately 65% of total revenue and up 3.7% as compared to last year’s fourth quarter

•	GAAP diluted EPS of $0.88, including a restructuring charge of 60 cents per share, without which GAAP diluted EPS would have been at the high-end of the $1.41-$1.49 guidance range

•	Non-GAAP diluted EPS of $1.83, slightly above the midpoint of the guidance range of $1.79-$1.85

•

GAAP operating income of $133 million; including a restructuring charge of $74 million; GAAP operating margin of 11.5%, up 260 basis points as compared to last year’s fourth fiscal quarter, reflecting the phase out of certain non-core business activities, and a continued focus on operational excellence; GAAP operating margin was down 620 basis points sequentially,

•

Non-GAAP operating income of $248 million; non-GAAP operating margin of 21.6%, up 290 basis points as compared to last year’s fourth fiscal quarter, reflecting the phase out of certain non-core business activities and a continued focus on operational excellence, and up 20 basis points sequentially

•

The Board of Directors (the “Board”) approved an 8% increase in the Company’s quarterly cash dividend payment from $0.527 per share to $0.569 per share, anticipated to be first paid in April 2026, subject to shareholder approval at the January 2026 annual meeting

JERSEY CITY, NJ – November 11, 2025 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended September 30, 2025.

“Fiscal 2025 was another important year as we delivered financial results consistent with our expectations while serving our global telecommunications customers with cutting-edge cloud, digital and AI-driven solutions designed to meet their strategic imperatives. Cloud-related activities delivered double-digit growth, reaching over 30% of total revenue, and we achieved significantly better profitability while maintaining our commitment to R&D. The year finished with very strong sales momentum. We secured Google Cloud migration awards at TELUS in Canada and Lumen Technologies in US and signed a digital transformation and IT operations agreement with Fidium, a new fiber customer in the US. Our international footprint expanded with modernization awards at British Telecom, or BT-EE in the UK, Altice SFR in France, Telia in Finland, PLDT in Philippines and Claro Brazil. Additionally, Telefónica Germany chose Amdocs to implement new GenAI use cases using the amAIz Sales Agent. This latest win extends our momentum following recent GenAI-related deals with Altice Optimum, e& UAE, and Consumer Cellular, and further demonstrates Amdocs’ pivotal role in accelerating generative AI adoption in the telecom industry,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Profitability improved significantly in fiscal 2025, reflecting the phase-out of certain low-margin, non-core business activities a year ago, and internal efficiency gains driven by automation, AI and a focus on operational excellence. Managed services as a share of overall revenue reached a record high 66% this year, further strengthening our business resilience as we maintained high renewal rates and expanded our customer activities under long-term agreements. Notably, Amdocs announced today a multi-year strategic expansion of our long-standing managed services engagement with PLDT. This landmark agreement will focus on modernizing PLDT’s IT operations and streamlining business processes through AI and generative AI capabilities to empower next-generation customer experiences,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “With our unique tech-led and outcomes-based accountability model, Amdocs is strongly positioned to monetize a rich pipeline of opportunities across cloud, digital, network, and generative AI. That said, we are closely watching for any impacts of the uncertain global macroeconomic environment on us and our customers’ demand and spending behavior. As generative AI technology matures, we believe there is now the potential to unlock even greater opportunities to enhance telco customer experience, agility, and efficiency. To fully capture this potential, we are accelerating our generative AI investments to open new pathways for future growth across our entire customer base. Overall, we expect revenue growth in the range of 1.7% to 5.7% as reported and 1.0% to 5.0% in constant currency(2) in fiscal year 2026, positioning us to deliver high-single digit expected total shareholder returns(3) as we balance our strategic long-term investments with the benefits of ongoing cost and efficiency gains across the business.”

Revenue

(All comparisons are against the prior year period)

	In millions
	Three months ended		Twelve months ended
	September 30, 2025		September 30, 2025
	Actual	Previous Guidance	Actual	Previous Guidance
Revenue	$1,150	$1,125-$1,165	$4,533	—
Revenue Growth, as reported	(9.0)%	—	(9.4)%	(10.0	)%-(9.0)%
Revenue Growth, Pro-forma(1) constant currency(2)	2.8%	—	3.1%	2.4	%-3.4%

•	Revenue for the fourth fiscal quarter of 2025 was above the midpoint of Amdocs’ guidance

•

Revenue for the fourth fiscal quarter includes a positive impact from foreign currency movements of approximately $5 million relative to the fourth quarter of fiscal 2024 and a positive impact from foreign currency movements of approximately $3 million relative to the third quarter of fiscal 2025

•	Revenue for the full year fiscal 2025 includes an unfavorable impact from foreign currency movements of approximately 0.2% year-over-year

Net Income and Earnings Per Share

`	In thousands, expect per share data
	Three months ended		Twelve months ended
	September 30,		September 30,
	2025	2024	2025	2024
GAAP Measures
Net Income	$97,114	$87,176	$567,769	$496,321
Net Income attributable to Amdocs Limited	$96,327	$86,441	$564,704	$493,197
Diluted earnings per share	$0.88	$0.76	$5.05	$4.25
Non-GAAP Measures
Non-GAAP Net Income	$202,203	$195,668	$784,267	$750,928
Non-GAAP Net Income attributable to Amdocs Limited	$201,416	$194,933	$781,202	$747,804
Non-GAAP Diluted earnings per share	$1.83	$1.70	$6.99	$6.44

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, and other, net of related tax effects. For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

Quarterly Cash Dividend Program: On November 11, 2025, the Board approved the Company’s next quarterly cash dividend payment of $0.527 per share, and set December 31, 2025 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 30, 2026

•

The Board also approved an 8% increase in the Company’s quarterly cash dividend payment to $0.569 per share, which is anticipated to be first paid in April 2026, provided that the increase is approved by shareholders at the January 2026 annual general meeting of shareholders

•	Share Repurchase Activity: Repurchased $136 million of ordinary shares during the fourth quarter of fiscal 2025

Twelve-month Backlog

Twelve-month backlog was $4.19 billion at the end of the fourth quarter of fiscal 2025, up approximately 3.2% as compared to last year’s fourth fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

First Quarter Fiscal 2026 Outlook

In millions, except per share data
Q1 – 2026
Revenue	$1,135-$1,175
GAAP Diluted earnings per share	$1.36-$1.44
Non-GAAP Diluted earnings per share	$1.73-$1.79

•	First quarter revenue guidance assumes a negative $1 million sequential impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2025

•

First quarter non-GAAP diluted EPS guidance excludes primarily equity-based compensation expense of approximately $0.21-$0.23 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.11 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

Full Year Fiscal 2026 Outlook

FY 2026, year-over- year growth
Guidance
Revenue growth, as reported	1.7%-5.7%
Revenue growth, constant currency(2)	1.0%-5.0%
GAAP diluted EPS growth	13.5%-20.5%
Non-GAAP diluted EPS growth	4.0%-8.0%

FY 2026, in millions
Guidance
Free cash flow(5)	$710-$730

•	Full year fiscal 2026 revenue guidance incorporates an expected positive impact from foreign currency fluctuations of approximately 0.7% year-over-year and includes some inorganic contribution

•

Non-GAAP diluted earnings per share growth excludes primarily equity-based compensation expense of approximately $0.90-$0.98 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.41 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•	Non-GAAP operating margin is anticipated to be within a range of 21.3% to 21.9% for the full year fiscal 2026

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization of purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 16% to 19% for the full year fiscal 2026

•

Full year fiscal 2026 free cash flow(5) of $710 million to $730 million; free cash flow(5) is comprised of cash flow from operations, less net capital expenditures, and excludes payments related to restructuring charges

The forward-looking statements regarding our first fiscal quarter 2026 and full year fiscal 2026 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, changes to trade policies including tariffs and trade restrictions and the resulting impact on economic activities (as our outlook assumes current economic conditions do not deteriorate significantly due to trade policy or other macro factors), global or regional events, and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on November 11, 2025 at 5:00 p.m. Eastern Time to discuss the Company’s fourth quarter of fiscal 2025 results. To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow(5), revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow(5) equals cash generated by operating activities less net capital expenditures. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow(5), revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs empowers the world’s leading communications and media companies to accelerate innovation and deliver exceptional customer experiences at scale. Our comprehensive portfolio of software products and services enable service providers to harness the transformative power of artificial intelligence, driving digital modernization, cloud adoption, intelligent network automation, and new revenue opportunities. With our talented people across the globe, we partner with our customers to turn advanced technology into measurable business outcomes, enriching lives and advancing a more connected society. Together, we help those who shape the future to make it amazing. Listed on the NASDAQ Global Select Market, Amdocs reported revenue of $4.53 billion in fiscal 2025.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed on December 17, 2024, and our Form 6-K furnished for the first quarter of fiscal 2025 on February 18, 2025, for the second quarter of fiscal 2025 on May 19, 2025, and for the third quarter of fiscal 2025 on August 18, 2025.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2025 (a)	2024	2025 (a)	2024
Revenue	$1,150,218	$1,263,882	$4,532,913	$5,004,989
Operating expenses:
Cost of revenue	719,878	824,888	2,811,333	3,249,598
Research and development	87,865	90,069	340,845	360,798
Selling, general and administrative	121,807	138,705	506,108	572,845
Amortization of purchased intangible assets and other	14,287	14,333	62,424	62,052
Restructuring charges	73,756	83,213	80,539	131,088

	1,017,593	1,151,208	3,801,249	4,376,381

Operating income	132,625	112,674	731,664	628,608
Interest and other expense, net	(11,843)	(9,237)	(38,422)	(37,537)
Income before income taxes	120,782	103,437	693,242	591,071
Income taxes	23,668	16,261	125,473	94,750

Net income	$97,114	$87,176	$567,769	$496,321

Net income attributable to noncontrolling interests	787	735	3,065	3,124
Net income attributable to Amdocs Limited	$96,327	$86,441	$564,704	$493,197

Basic earnings per share attributable to Amdocs Limited	$0.88	$0.76	$5.08	$4.27

Diluted earnings per share attributable to Amdocs Limited	$0.88	$0.76	$5.05	$4.25

Basic weighted average number of shares outstanding	109,279	113,745	111,147	115,489

Diluted weighted average number of shares outstanding	109,853	114,378	111,746	116,145

Cash dividends declared per share	$0.527	$0.479	$2.060	$1.872

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended September 30,		Fiscal year ended September 30,
	2025(a)	2024	2025(a)	2024
Revenue	$1,150,218	$1,263,882	$4,532,913	$5,004,989
Non-GAAP operating income	248,118	236,223	968,330	923,288
Non-GAAP net income	202,203	195,668	784,267	750,928
Non-GAAP net income attributable to Amdocs Limited	201,416	194,933	781,202	747,804
Non-GAAP diluted earnings per share	$1.83	$1.70	$6.99	$6.44
Diluted weighted average number of shares outstanding	109,853	114,378	111,746	116,145

Free Cash Flows

(In thousands)

	Three months ended September 30,		Fiscal year ended September 30,
	2025	2024	2025	2024
Net Cash Provided by Operating Activities	$229,840	$217,922	$749,096	$724,428
Purchases of property and equipment, net (b)	(31,212)	(25,812)	(103,952)	(105,495)
Free Cash Flow	$198,628	$192,110	$645,144	$618,933

(a)	During the three months ended December 31, 2024, we phased out several low-margin, non-core business activities, which were included in the prior periods numbers.
(b)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for all periods presented.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended September 30, 2025(a)
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$719,878	$—	$(13,062)	$(360)	$—	$—	$—	$706,456
Research and development	87,865		(2,600)					85,265
Selling, general and administrative	121,807		(11,068)	(360)				110,379
Amortization of purchased intangible assets and other	14,287	(14,287)						—
Restructuring charges	73,756				(73,756)			—
Total operating expenses	1,017,593	(14,287)	(26,730)	(720)	(73,756)	—	—	902,100

Operating income	132,625	14,287	26,730	720	73,756			248,118
Interest and other expense, net	(11,843)					1,545		(10,298)
Income taxes	23,668						11,949	35,617
Net income	97,114	14,287	26,730	720	73,756	1,545	(11,949)	202,203

Net income attributable to noncontrolling interests	787							787

Net income attributable to Amdocs Limited	$96,327	$14,287	$26,730	$720	$73,756	$1,545	$(11,949)	$201,416

	Three Months Ended September 30, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$824,888	$—	$(13,283)	$—	$—	$—	$811,605
Research and development	90,069		(2,355)				87,714
Selling, general and administrative	138,705		(10,365)				128,340
Amortization of purchased intangible assets and other	14,333	(14,333)					—
Restructuring charges	83,213			(83,213)			—

Total operating expenses	1,151,208	(14,333)	(26,003)	(83,213)			1,027,659
Operating income	112,674	14,333	26,003	83,213			236,223
Interest and other expense, net	(9,237)				2,549		(6,688)
Income taxes	16,261					17,606	33,867

Net income	87,176	14,333	26,003	83,213	2,549	(17,606)	195,668
Net income attributable to noncontrolling interests	735						735

Net income attributable to Amdocs Limited	$86,441	$14,333	$26,003	$83,213	$2,549	$(17,606)	$194,933

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Fiscal year ended September 30, 2025(a)
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,811,333	$—	$(51,320)	$(1,081)	$—	$—	$—	$2,758,932
Research and development	340,845		(9,603)					331,242
Selling, general and administrative	506,108		(43,941)	12,242				474,409
Amortization of purchased intangible assets and other	62,424	(62,424)						—
Restructuring charges	80,539				(80,539)			—
Total operating expenses	3,801,249	(62,424)	(104,864)	11,161	(80,539)			3,564,583

Operating income	731,664	62,424	104,864	(11,161)	80,539			968,330
Interest and other expense, net	(38,422)					7,524		(30,898)
Income taxes	125,473						27,692	153,165

Net income	567,769	62,424	104,864	(11,161)	80,539	7,524	(27,692)	784,267

Net income attributable to noncontrolling interests	3,065							3,065

Net income attributable to Amdocs Limited	$564,704	$62,424	$104,864	$(11,161)	$80,539	$7,524	$(27,692)	$781,202

	Fiscal year ended September 30, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$3,249,598	$—	$(53,409)	$3,000	$—	$—	$—	$3,199,189
Research and development	360,798		(8,644)					352,154
Selling, general and administrative	572,845		(42,487)					530,358
Amortization of purchased intangible assets and other	62,052	(62,052)						—
Restructuring charges	131,088				(131,088)			—

Total operating expenses	4,376,381	(62,052)	(104,540)	3,000	(131,088)			4,081,701
Operating income	628,608	62,052	104,540	(3,000)	131,088			923,288
Interest and other expense, net	(37,537)					8,087		(29,450)
Income taxes	94,750						48,160	142,910

Net income	496,321	62,052	104,540	(3,000)	131,088	8,087	(48,160)	750,928

Net income attributable to noncontrolling interests	3,124							3,124

Net income attributable to Amdocs Limited	$493,197	$62,052	$104,540	$(3,000)	$131,088	$8,087	$(48,160)	$747,804

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	September 30, 2025	September 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	$324,999	$346,085
Short-term interest-bearing investments	—	168,242
Accounts receivable, net, including unbilled	935,751	1,028,357
Prepaid expenses and other current assets	331,387	228,498

Total current assets	1,592,137	1,771,182
Property and equipment, net	768,557	755,601
Lease assets	182,088	149,254
Goodwill and other intangible assets, net	3,046,962	3,005,637
Other noncurrent assets	660,086	704,468

Total assets	$6,249,830	$6,386,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,201,206	$1,315,679
Lease liabilities	38,725	39,983
Deferred revenue	118,861	115,247

Total current liabilities	1,358,792	1,470,909
Lease liabilities	140,776	103,462
Long-term debt, net of unamortized debt issuance costs	646,901	646,291
Other noncurrent liabilities	632,681	666,303
Total Amdocs Limited Shareholders’ equity	3,429,453	3,456,976
Noncontrolling interests	41,227	42,201

Total equity	3,470,680	3,499,177

Total liabilities and equity	$6,249,830	$6,386,142

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	2025	2024
Cash Flow from Operating Activities:
Net income	$567,769	$496,321
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	195,435	195,234
Amortization of debt issuance cost	608	596
Equity-based compensation expense	104,864	104,540
Deferred income taxes	20,291	(45,673)
Loss from short-term interest-bearing investments	3,487	5,576
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	79,606	(104,413)
Prepaid expenses and other current assets	(55,061)	(8,478)
Other noncurrent assets	(15,445)	(2,250)
Lease assets and liabilities, net	3,221	(6,485)
Accounts payable, accrued expenses and accrued personnel	(77,041)	216,324
Deferred revenue	8,172	(60,332)
Income taxes payable, net	(15,109)	(47,241)
Other noncurrent liabilities	(71,701)	(19,291)

Net cash provided by operating activities	749,096	724,428

Cash Flow from Investing Activities:
Purchase of property and equipment, net(b)	(103,952)	(105,495)
Proceeds from sale of short-term interest-bearing investments	169,993	68,659
Purchase of short-term interest-bearing investments	—	(9,061)
Net cash paid for business and intangible assets acquisitions	(86,317)	(86,824)
Net cash from equity investments and other	18,215	5,315

Net cash used in investing activities	(2,061)	(127,406)

Cash Flow from Financing Activities:
Repurchase of shares	(551,340)	(563,121)
Proceeds from employee stock option exercises	21,294	26,949
Payments of dividends	(224,394)	(211,967)
Distribution to noncontrolling interests	(4,039)	(4,096)
Payment of contingent consideration and deferred payment of business acquisitions	(9,642)	(18,782)

Net cash used in financing activities	(768,121)	(771,017)

Net decrease in cash and cash equivalents	(21,086)	(173,995)
Cash and cash equivalents at beginning of year	346,085	520,080

Cash and cash equivalents at end of year	$324,999	$346,085

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	September 30, 2025 (a)	June 30, 2025 (a)	March 31, 2025 (a)	December 31, 2024 (a)	September 30, 2024
North America	$762.4	$745.4	$738.3	$737.4	$835.8
Europe	179.8	189.4	180.7	155.2	184.1
Rest of the World	208.0	209.6	209.2	217.4	244.0

Total Revenue	$1,150.2	$1,144.4	$1,128.2	$1,110.1	$1,263.9

	Three months ended
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024
Managed Services Revenue	$748.3	$771.5	$747.1	$728.9	$721.4

	As of
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024(c)
12-Month Backlog	$4,190	$4,150	$4,170	$4,140	$4,060

(c)	Excluding the phase out of certain business activities in the fourth fiscal quarter of 2024 only.

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